 1-A/A LIVE 0001690824 XXXXXXXX 024-10653 true Global Pharma Labs, Inc. DE 2016 0001690824 5047 81-4041872 0 2 433 Estudillo Ave., Suite 206 San Leandro CA 94577 925-876-8832 Thomas DeNunzio Other 0.00 0.00 0.00 0.00 0.00 5113.00 0.00 5113.00 5113.00 0.00 0.00 0.00 0.00 -30163.00 0.00 0.00 Malone Bailey, LLP common Stock 50500000 000000000 none Preferred Stock 0 000000000 none none 0 000000000 none true true Tier2 Audited Equity (common or preferred stock) Y N N Y N Y 40000000 50500000 1.00 30000000.00 10000000.00 0.00 0.00 40000000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 Global Pharma Labs, Inc. Common Stock 50500000 50500000 .0001 0 Section 4 (2) of the Act